SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                        Human Genome Sciences, Inc.
                             (Name of Issuer)

                 Common Stock, Par Value $0.01 Per Share
                      (Title of Class of Securities)

                                 444903108
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             August 6, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,158,766 shares, which constitutes approximately 14.3% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 22,080,661 shares outstanding.

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 835,596 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 835,596 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     835,596

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 3.8%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through one of its trustees, Sid R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 835,596 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 835,596 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     835,596 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 3.8%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 1,034,866 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,034,866 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,034,866 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /
13.  Percent of Class Represented by Amount in Row (11): 4.7%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as sole trustee of the Ramona Frates Bass 1993 A Trust with respect to 163,702 shares of the Stock, as the sole trustee of the Perry R. Bass, II 1993 A Trust with respect to 163,702 shares of the Stock, and as the sole trustee of the Sophie Seeligson Bass 1993 A Trust with respect to 163,702 shares of the Stock.

1.   Name of Reporting Person:

     Wesley Guylay Capital Management.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 218,950 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 218,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     218,950

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 1.0%

14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, Wesley Richard Guylay.

1.   Name of Reporting Person:

     Wesley Richard Guylay

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 218,950 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 218,950 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     218,950 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.0%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as the sole general partner of Wesley Guylay Capital Management.

1.   Name of Reporting Person:

     Ramona Frates Bass 1993 A Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 163,702 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 163,702 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     163,702

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.7%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Lee M. Bass.

1.   Name of Reporting Person:

     Perry R. Bass, II 1993 A Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 163,702 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 163,702 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     163,702

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.7%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Lee M. Bass.

1.   Name of Reporting Person:

     Sophie Seeligson Bass 1993 A Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 163,702 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 163,702 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     163,702

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.7%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, Lee M. Bass.

1.   Name of Reporting Person:

     Cotham Family Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 5,000 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, the Matthew Kingston Cotham 1996 Trust.

1.   Name of Reporting Person:

     Matthew Kingston Cotham 1996 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 5,000 (1)(2)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,000 (1)(2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,000 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, William P. Hallman, Jr.

(2) Solely in its capacity as the sole general partner of Cotham Family Partners, L.P.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 518,000 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 518,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     518,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 2.3%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as the sole trustee of the Matthew Kingston Cotham 1996 Trust with respect to 5,000 shares of the Stock, as the sole trustee of the P. Andrew Sterling 1990 Trust with respect to 750 shares of the Stock, as the sole trustee of the Lisa D. Sterling 1990 Trust with respect to 750 shares of the Stock, as the sole trustee of the Philip D. Sterling 1990 Trust A with respect to 750 shares of the Stock, as the sole trustee of the Alexandra D. Sterling 1990 Trust A with respect to 750 shares of the Stock, as the sole trustee of the Annie R. Bass Grandson's Trust for Sid R. Bass with respect to 250,000 shares of the Stock, and as the sole trustee of the Annie R. Bass Grandson's Trust for Lee M. Bass
          with respect to 250,000 shares of the Stock.

1.   Name of Reporting Person:

     Peter Sterling

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 7,000
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 7,000
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     P. Andrew Sterling 1990 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 750 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 750 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     750

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     Lisa D. Sterling 1990 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 750 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 750 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     750

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     Philip D. Sterling 1990 Trust A

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 750 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 750 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     750

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     Alexandra D. Sterling 1990 Trust A

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 750 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 750 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     750

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     Mary Susanna Hallman 1992 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,000 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, W. Robert Cotham.

1.   Name of Reporting Person:

     William P. Hallman, III 1992 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,000 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, W. Robert Cotham.

1.   Name of Reporting Person:

     Lee Caroline Hallman 1992 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 2,000 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust

----------
(1)  Power is exercised through its sole trustee, W. Robert Cotham.

1.   Name of Reporting Person:

     Annie R. Bass Grandson's Trust for Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /
3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                            /   /
6.   Citizenship or Place of Organization: Texas


          7.   Sole Voting Power: 250,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 250,000 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     250,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 1.1%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power is exercised through its trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     Annie R. Bass Grandson's Trust for Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas


          7.   Sole Voting Power: 250,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 250,000 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     250,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 1.1%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power is exercised through its trustee, William P. Hallman, Jr.

1.   Name of Reporting Person:

     W. Robert Cotham

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 6,000 (1)
Number of
Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 6,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     6,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacities as the sole trustee of the Mary Susanna Hallman 1992 Trust with respect to 2,000 shares of the Stock, as the sole trustee of the William P. Hallman, III 1992 Trust with respect to 2,000 shares of the Stock, and as the sole trustee of the Lee Caroline Hallman 1992 Trust with respect to 2,000 shares of the Stock.

1.   Name of Reporting Person:

     Hyatt Anne Bass Successor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

          7.   Sole Voting Power: 259,835 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 259,835 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     259,835 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11):  1.2%

14.  Type of Reporting Person: 00 - Trust

----------------------------
(1)  Power is exercised through its trustee, Panther City Investment
     Company.

1.   Name of Reporting Person:

     Samantha Sims Bass Successor Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

          7.   Sole Voting Power: 259,835 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 259,835 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     259,835 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11):  1.2%

14.  Type of Reporting Person: 00 - Trust


----------------------------
(1)  Power is exercised through its trustee, Panther City Investment
     Company.

1.   Name of Reporting Person:

     Panther City Investment Company

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas


          7.   Sole Voting Power: 519,670 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 519,670 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     519,670 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): 2.4%

14.  Type of Reporting Person: CO


----------------------------
(1)  Solely in its capacity as the trustee of the Hyatt Anne Bass
     Successor Trust and the Samantha Sims Bass Successor Trust.

1.   Name of Reporting Person:

     Panther City Production Company

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas


          7.   Sole Voting Power: 519,670 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 519,670 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     519,670 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Share:
                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 2.4%

14.  Type of Reporting Person: CO


----------------------------
(1) Solely in its capacity as the sole shareholder of Panther City Investment Company, which is the trustee of the Hyatt Anne Bass Successor Trust and the Samantha Sims Bass Successor Trust.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: Texas

          7.   Sole Voting Power: 18,684 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 18,684 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     18,684


12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /  /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: 00 - Trust


----------------------------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6. Citizenship or Place of Organization: Perry R. Bass is a citizen of the United States of America.

          7.   Sole Voting Power: 18,684 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 18,684 (1)
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     18,684 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

----------------------------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6. Citizenship or Place of Organization: Nancy L. Bass is a citizen of the United States of America.

          7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
          10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     18,684 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /   /

13.  Percent of Class Represented by Amount in Row (11): <0.1%

14.  Type of Reporting Person: IN

----------------------------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her ability to revoke same.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Stock"), of Human Genome Sciences, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 9410 Key West Avenue, Rockville, Maryland 20850-3338.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Sid
R. Bass Management Trust ("SRBMT"), Sid R. Bass ("SRB"), Lee M. Bass ("LMB"), Wesley Guylay Capital Management ("WGCM"), Wesley Richard Guylay ("WRG"), Ramona Frates Bass 1993 Trust A ("RFBT"), Perry R. Bass, II 1993 Trust A ("PRBT"), Sophie Seeligson Bass 1993 Trust A ("SSBT"), Cotham Family Partners, L.P. ("CFP"), Matthew Kingston Cotham 1996 Trust ("MKCT"), Peter Sterling ("PS"), P. Andrew Sterling 1990 Trust ("PAST"), Lisa D. Sterling 1990 Trust ("LDST"), Philip D. Sterling 1990 Trust A ("PDST"), Alexandra D. Sterling 1990 Trust A ("ADST"), Annie R. Bass Grandson's Trust for Sid R. Bass ("ARBS"), Annie R. Bass Grandson's Trust for Lee M. Bass ("ARBL"), William P. Hallman, Jr. ("WPH"), Mary Suanna Hallman 1992 Trust ("MSHT"), William P. Hallman, III 1992 Trust ("WPHT"), Lee Caroline Hallman 1993 Trust ("LCHT"), W. Robert Cotham ("WRC"), Hyatt Anne Bass Successor Trust ("HBST"), Samantha Sims Bass Successor Trust ("SBST"), Panther City Investment Company ("PCIC"), Panther City Production Company ("PCPC"), The Bass Management Trust ("BMT"), Perry R. Bass ("PRB"), and Nancy Lee Bass ("NLB"). SRBMT, SRB, LMB, WGCM, WRG, RFBT, PRBT, SSBT, CFP, MKCT, PS, PAST, LDST, PDST, ADST, ARBS, ARBL, WPH, MSHT, WPHT, LCHT, WRC, HBST, SBST, PCIC, PCPC, BMT, PRB, and NLB are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     (b)-(c)

     SRBMT

     SRBMT is a revocable trust existing under the laws of the State of Texas. The address of SRBMT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustees, PRB, LMB and SRB, is set forth below.

     SRB

     SRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Sid R. Bass, Inc. ("SRB, Inc.").

     SRB, Inc. is a Texas corporation. SRB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of SRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     LMB

     LMB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.


     WGCM

     WGCM is a Texas limited partnership, the principle business of which is buying, selling, exchanging or otherwise acquiring, holding and dealing with securities, including warrants and rights, commodities and commodities futures contracts of every kind and description. The principle business address of WGCM, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to WRG, the sole general partner of WGCM, is set forth below.

     WRG

     WRG's business address is 30 Rockefeller Plaza, Suite 4535, New York, New York 10112, and his present principal occupation or employment at such address is serving as an investment advisor and general partner of WGCM.

     RFBT

     RFBT is a trust existing under the laws of the State of Texas. The address of RFBT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, LMB, is set forth above.

     PRBT

     PRBT is a trust existing under the laws of the State of Texas. The address of PRBT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, LMB, is set forth above.

     SSBT

     SSBT is a trust existing under the laws of the State of Texas. The address of SSBT is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, LMB, is set forth above.


     CFP

     CFP is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of CFP, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to MKCT, the general partner of CFP, is set forth below.

     MKCT

     MKCT is a trust existing under the laws of the State of Texas. The address of MKCT is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WPH, is set forth below.

     WPH

     WPH's principal occupation or employment is serving as a director and shareholder of KHH. WPH's business address is 201 Main Street, Suite 2500, Fort Worth, Texas 76102.

     PS

     PS's principal occupation or employment is serving as the Chief Financial Officer of SRB, Inc. and LMB, Inc. PS's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     PAST

     PAST is a trust existing under the laws of the State of Texas. The address of PAST is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WPH, is set forth above.

     LDST

     LDST is a trust existing under the laws of the State of Texas. The address of LDST is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WPH, is set forth above.

     PDST

     PDST is a trust existing under the laws of the State of Texas. The address of PDST is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WPH, is set forth above.

     ADST

     ADST is a trust existing under the laws of the State of Texas. The address of ADST is 201 Main Street, Suite 2500, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WPH, is set forth above.

     MSHT

     MSHT is a trust existing under the laws of the State of Texas. The address of MSHT is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WRC, is set forth below.

     WPHT

     WPHT is a trust existing under the laws of the State of Texas. The address of WPHT is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WRC, is set forth above.

     LCHT

     LCHT is a trust existing under the laws of the State of Texas. The address of LCHT is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, WRC, is set forth above.

     ARBS

     ARBS is a testamentary trust existing under the laws of the State of Texas with WPH as Trustee. The address of ARBS is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     ARBL

     ARBL is a testamentary trust existing under the laws of the State of Texas with WPH as Trustee. The address of ARBL is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     WRC

     WRC's principal occupation or employment is serving as the Vice President and Controller of BEPCO. WRC's business address is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

     HBST

     HBST is a trust existing under the laws of the State of Texas with PCIC as trustee. The address of HBST is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, PCIC, is set forth below.

     SBST

     SBST is a trust existing under the laws of the State of Texas with PCIC as trustee. The address of SBST is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its Trustee, PCIC, is set forth below.

     PCIC

     PCIC is a Texas corporation. PCIC is a private trust company that serves as trustee of various trusts. The principal business address of PCIC, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of PCIC are as follows:


                         Residence or        Principal Occupation
     Name                Business                 or Employment

     WPH                 201 Main Street,         Member of the
                         Suite 2400,              law firm of Kelly,
                         Fort Worth, Texas        Hart & Hallman, P.C.

     WRC                 201 Main Street,         Vice President/
                         Suite 2600,              Controller of
                         Fort Worth, Texas        BEPCO



     PCPC

     PCPC is a Texas corporation. PCPC's principal business is the production of oil and natural gas. The principal business address of PCPC, which also serves as its principal office, is 201 Main Street, Suite 2600, Forth Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of PCPC are as follows:

     Name           Residence or                  Principal Occupation
                    Business Address              or Employment

     WPH            See answer above.        See answer above.

     WRC            See answer above.        See answer above.


     BMT

     BMT is a revocable grantor trust established pursuant to the Texas Trust Act. The principal business address of BMT, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to PRB, one of the Trustors and the sole Trustee of BMT, and NLB, the other Trustor of BMT, is set forth below.

     PRB

     PRB's business address is 201 Main Street, Suite 2700, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as President of Perry R. Bass, Inc. ("PRB, Inc.").

     PRB, Inc. is a Texas corporation, the principal businesses of which are ranching and the exploration for and production of hydrocarbons. The principal business address of PRB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NLB

     NLB's residence address is 45 Westover Road, Fort Worth, Texas 76107, and she is not presently employed. NLB is the other Trustor of BMT.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON  SOURCE OF FUNDS        AMOUNT OF FUNDS

  SRBMT           Trust Funds (2)        $  28,466,247.00

  SRB             Not Applicable         Not Applicable

  LMB             Personal Funds (3)     $  18,389,926.00

  WGCM            Working Capital (1)    $   6,518,754.00

  WRG             Not Applicable         Not Applicable

  RFBT            Trust Funds (2)        $   5,692,211.00

  PRBT            Trust Funds (2)        $   5,692,211.00

  SSBT            Trust Funds (2)        $   5,692,211.00

  CFP             Working Capital (1)    $     180,000.00

  MKCT            Not Applicable         Not Applicable

  WPH             Personal Funds (3)     $     360,000.00

  PS              Personal Funds (3)     $     252,000.00

  PAST            Trust Funds (2)        $      27,000.00

  LDST            Trust Funds (2)        $      27,000.00

  PDST            Trust Funds (2)        $      27,000.00

  ADST            Trust Funds (2)        $      27,000.00

  MSHT            Trust Funds (2)        $      72,000.00

  WPHT            Trust Funds (2)        $      72,000.00

  LCHT            Trust Funds (2)        $      72,000.00

  ARBS            Trust Funds (2)        $   8,756,250.00

  ARBL            Trust Funds (2)        $   8,756,250.00

  WRC             Not Applicable         Not Applicable

  HBST            Trust Funds (2)        $   6,713,798.00

  SBST            Trust Funds (2)        $   6,713,823.00

  PCIC            Not Applicable         Not Applicable

  PCPC            Not Applicable         Not Applicable

  BMT             Trust Funds (2)        $     259,686.00

  PRB             Not Applicable         Not Applicable

  NLB             Not Applicable         Not Applicable


  (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

  (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

  (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons independently may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person independently may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

  (a)

  SRBMT

  The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 835,596, which constitutes approximately 3.8% of the outstanding shares of the Stock.

  SRB

  Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 835,596 shares of the Stock, which constitutes approximately 3.8% of the outstanding shares of the Stock.

  LMB

  Because of his positions as the sole trustee of each of RFBT, PRBT, and SSBT and because of his direct ownership of 543,760 shares of the Stock, LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,034,866 shares of the Stock, which constitutes approximately 4.7% of the outstanding shares of the Stock.


  WGCM

  The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 218,950, which constitutes approximately 1.0% of the outstanding shares of the Stock.

  WRG

  Because of his position as the sole general partner of WGCM, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 218,950 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

  RFBT

  The aggregate number of shares of the Stock that RFBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 163,702, which constitutes approximately 0.7% of the outstanding shares of the Stock.

  PRBT

  The aggregate number of shares of the Stock that PRBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 163,702, which constitutes approximately 0.7% of the outstanding shares of the Stock.

  SSBT

  The aggregate number of shares of the Stock that SSBT owns beneficially, pursuant to Rule 13d-3 of the Act, is 163,702, which constitutes approximately 0.7% of the outstanding shares of the Stock.

  CFP

  The aggregate number of shares of the Stock that CFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

  MKCT

  Because of its position as the sole general partner of CFP, MKCT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

  WPH

  Because of his positions as the sole trustee of each of MKCT, PAST, LDST, PDST, ADST, ARBS, and ARBL, and because of his direct ownership of 10,000 shares of the Stock, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 518,000 shares of the Stock, which constitutes approximately 2.3% of the outstanding shares of the Stock.

  PS

  The aggregate number of shares of the Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

  PAST

  The aggregate number of shares of the Stock that PAST owns beneficially, pursuant to Rule 13d-3 of the Act, is 750, which constitutes less than 0.1% of the outstanding shares of the Stock.

  LDST

  The aggregate number of shares of the Stock that LDST owns beneficially, pursuant to Rule 13d-3 of the Act, is 750, which constitutes less than 0.1% of the outstanding shares of the Stock.

  PDST

  The aggregate number of shares of the Stock that PDST owns beneficially, pursuant to Rule 13d-3 of the Act, is 750, which constitutes less than 0.1% of the outstanding shares of the Stock.

  ADST

  The aggregate number of shares of the Stock that ADST owns beneficially, pursuant to Rule 13d-3 of the Act, is 750, which constitutes less than 0.1% of the outstanding shares of the Stock.

  MSHT

  The aggregate number of shares of the Stock that MSHT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,000, which constitutes less than 0.1% of the outstanding shares of the Stock.


  WPHT

  The aggregate number of shares of the Stock that WPHT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

  LCHT

  The aggregate number of shares of the Stock that LCHT owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,000, which constitutes less than 0.1% of the outstanding shares of the Stock.

  ARBS

  The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 250,000, which constitutes 1.1% of the outstanding shares of the Stock.

  ARBL

  The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 250,000, which constitutes 1.1% of the outstanding shares of the Stock.

  WRC

  Because of his positions as the sole trustee of each of MSHT, WPHT and LCHT, WRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,000 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.


  HBST

  The aggregate number of shares of the stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 259,835 shares which constitutes approximately 1.2% of the outstanding shares of the Stock.

  SBST

  The aggregate number of shares of the Stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 259,835 shares, which constitutes approximately 1.2% of the outstanding shares of the stock.

  PCIC

  Because of its position as the Trustee of HBST and SBST, PCIC may, pursuant to Rule 13d-3 be deemed to be the beneficial owner of 519,670 of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

  PCPC

  Because of its position as the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 519,670 shares of the Stock, which constitutes approximately 2.4% of the outstanding shares of the Stock.

  BMT

  The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,684, which constitutes less than 0.1% of the outstanding shares of the Stock.

  PRB

  Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,684 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

  NLB

  Because of her position as a Trustor of BMT, NLB may, pursuant to Rule
13d-3 of the Act, be deemed to be the beneficial owner of 18,684 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

  (b)

  SRBMT

  Acting through one of its Trustees and its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 835,596 shares of the Stock.

  SRB

  Because of his position as a Trustee and the sole Trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 835,596 shares of the Stock.

  LMB

  Because of his positions as the sole trustee of each of RFBT, PRBT, and SSBT, and because of his direct ownership of 543,760 shares of the Stock, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,034,866 shares of the Stock.

  WGCM

  Acting through its sole general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 218,950 shares of the Stock.

  WRG

  Because of his position as the sole general partner of WGCM, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 218,950 shares of the Stock.

  RFBT

  Acting through its sole trustee, RFBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,702 shares of the Stock.

  PRBT

  Acting through its sole trustee, PRBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,702 shares of the Stock.

  SSBT

  Acting through its sole trustee, SSBT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 163,702 shares of the Stock.

  CFP

  Acting through its sole general partner, CFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

  MKCT

  Because of its position as the sole general partner of CFP, and acting through its sole trustee, MKCT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

  WPH

  Because of his positions as the sole trustee of each of MKCT, PAST, LDST, PDST, ADST, ARBS, and ARBL, and because of his direct ownership of 10,000 shares of the Stock, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 518,000 shares of the Stock.

  PS

  PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,000 shares of the Stock.

  PAST

  Acting through its sole trustee, PAST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 750 shares of the Stock.

  LDST

  Acting through its sole trustee, LDST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 750 shares of the Stock.

  PDST

  Acting through its sole trustee, PDST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 750 shares of the Stock.

  ADST

  Acting through its sole trustee, ADST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 750 shares of the Stock.

  MSHT

  Acting through its sole trustee, MSHT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,000 shares of the Stock.


  WPHT

  Acting through its sole trustee, WPHT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,000 shares of the Stock.

  LCHT

  Acting through its sole trustee, LCHT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,000 shares of the Stock.

  ARBS

  Through its Trustee, WPH, ARBS has the sole power (and no shared power) to vote or to direct the vote and to dispose or to direct the disposition of 250,000 shares of the Stock.

  ARBL

  Through its Trustee, WPH, ARBL has the sole power (and no shared power) to vote or to direct the vote and to dispose or to direct the dispostion of 250,000 shares of the Stock.

  WRC

  Because of his positions as the sole trustee of each of MSHT, WPHT and LCHT, WRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,000 shares of the Stock.

  HBST

  Acting through its Trustee, HBST has the sole power to vote or to direct the vote or to direct the disposition of 259,835 shares of the Stock.

  SBST

  Acting through its Trustee, SBST has the sole power to vote or to direct the vote or to direct the disposition of 259,835 shares of the Stock.

  PCIC

  As the Trustee of HBST and SBST, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 519,670 shares of the Stock.

  PCPC

  As the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 519,670 shares of the Stock.

  BMT

  Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,684 shares of the Stock.

  PRB

  In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,684 shares of the Stock.

  NLB

  NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.


  (c) During the past 60 days, each of the Reporting Persons named below purchased shares of the Stock in transactions executed on the National Association of Securities Dealers Automated Quotations System, as follows:

 REPORTING          DATE        NO. OF SHARES    PRICE PER
  PERSON                          PURCHASED        SHARE
 LMB               08-06-97        109,000         $31.02
 WGCM              08-06-97         25,000         $31.02
 RFBT              08-06-97         25,000         $31.02
 PRBT              08-06-97         25,000         $31.02
 SSBT              08-06-97         25,000         $31.02
       HBST              08-06-97         92,000         $31.02
 SBST              08-06-97         92,000         $31.02
 LMB               08-07-97          25,001        $31.00
 RFBT              08-07-97           8,333        $31.00
 PRBT              08-07-97           8,333        $31.00
 SSBT              08-07-97           8,333        $31.00
 HBST              08-07-97          25,000        $31.00
 SBST              08-07-97          25,000        $31.00
 LMB               08-08-97          18,750        $30.42
 RFBT              08-08-97           6,250        $30.42
 PRBT              08-08-97           6,250        $30.42
 SSBT              08-08-97           6,250        $30.42
 HBST              08-08-97          18,750        $30.42
 SBST              08-08-97          18,750        $30.42


 Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock during the past 60 days.

 (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

 (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 Certain of the Reporting Persons are parties to a Registration Rights
Agreement (the "Registration Rights Agreement") between the Issuer and certain of its shareholders (hereinafter, the "Holders"), dated April 10, 1996, a copy of which is attached hereto as Exhibit 4.1, and the terms of which are incorporated herein by reference as if fully set forth herein. Pursuant to such Registration Rights Agreement, each of the Holders generally will have customary "piggy back" registration rights, that is, they will each have the right to cause their Restricted Shares (as defined in the Registration Rights Agreement) included in any registration statement filed by the Issuer with respect to the sale of securities by the Issuer or by any other stockholders of the Issuer. Additionally, Holders owning at least 50% of the Restricted Shares generally will have the right, on one occasion, to demand a "shelf" registration of their Restricted Shares. The Issuer will bear and pay all fees, costs and expenses incident to such registration statement.

 Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock owned by the Reporting Persons.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 4.1  --   Registration Rights Agreement dated April 10, 1996,
between Human Genome Sciences, Inc. and the Holders (as set forth on the signature pages thereto).

 Exhibit 99.1 --   Agreement pursuant to Rule 13d-1(f)(1)(iii).
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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:     August 8, 1997



                               COTHAM FAMILY PARTNERS, L.P.

                               By:  Matthew Kingston Cotham 1996
                                    Trust, General Partner

                               By:   /s/ William P. Hallman, Jr.
                                           William P. Hallman, Jr.,
                                           Sole Trustee



                                /s/ William P. Hallman, Jr.
                               William P. Hallman, Jr.,
                               Individually and as Sole Trustee
                               of each     of the Matthew Kingston
                               Cotham 1996 Trust, P. Andrew Sterling
                               1990 Trust, Lisa D. Sterling 1990
                               Trust, the Philip D. Sterling 1990
                               Trust A, the Alexandra D. Sterling
                               1990 Trust A, the Annie R. Bass
                               Grandson's Trust for Sid R. Bass,
                               and the Annie R. Bass Grandson's
                               Trust for Lee M. Bass

                               Attorney-in-Fact for:

                               LEE M. BASS (1)
                               Individually and as Sole Trustee of
                               each of the Ramona Frates Bass
                               1993 A Trust, the Perry R. Bass, II
                               1993 A Trust and the Sophie Seeligson
                               Bass 1993 A Trust



                                /s/ W. R. Cotham
                               W. R. Cotham,
                               Individually and as Sole Trustee of
                               each of the Mary Susanna Hallman
                               1992 Trust, the William P. Hallman,
                               III 1992 Trust and the Lee Caroline
                               Hallman 1992 Trust


                               Attorney-in-Fact for:

                               SID R. BASS MANAGEMENT TRUST (2)
                               SID R. BASS (3)
                               THE BASS MANAGEMENT TRUST (4)
                               PERRY R. BASS (5)
                               NANCY L. BASS (6)
                               WESLEY RICHARD GUYLAY(7)
                               WESLEY GUYLAY CAPITAL MANAGEMENT, L.P. (8)
                               PETER STERLING (9)

                               PANTHER CITY INVESTMENT COMPANY

                               By:  /s/ W. R. Cotham
                                  W.R. Cotham, President
                                  PANTHER CITY PRODUCTION COMPANY


                               By:/s/ W. R. Cotham
                                     W.R. Cotham, President


                               PANTHER CITY INVESTMENT COMPANY
                               in its capacity as Trustee for
                               HYATT ANNE BASS SUCCESSOR TRUST
                               SAMANTHA SIMS BASS SUCCESSOR TRUST


                               By: /s/ W. R. Cotham
                                     W.R. Cotham, President


                                   /s/ W. R. Cotham
                                     W. R. Cotham

(1) A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Richard Guylay previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf Peter Sterling previousy has been filed with the Securities and Exchange Commission.


                               EXHIBIT INDEX

EXHIBIT                 DESCRIPTION                                    PAGE

    4.1      Registration Rights Agreement dated April 10, 1996, by and      52
       between Human Genome Sciences, Inc. and the Holders (as set forth on the signature pages thereto).

  99.1       Agreement and Power of Attorney pursuant to Rule                66
       13d-1(f)(1)(iii), filed herewith
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